Exhibit 99.1

Housing Market Overview

July 2014

JOHN BURNS
REAL ESTATE CONSULTING

Trusted Analysis for Executive Decisions

Contact Information

Steve Dutra
Senior Vice President | Research
(949) 870-1227
steved@realestateconsulting.com

Jody Kahn
Senior Vice President | Research
(603) 235-5760
jkahn@realestateconsulting.com

Don Walker
President
(858) 558-8384 ext. 154
dwalker@realestateconsulting.com

David Guarino
Senior Research Analyst | Research
(949) 870-1211
dguarino@realestateconsulting.com

Housing Market Overview July 2014 JOHN BURNS REAL ESTATE CONSULTING Trusted Analysis for Executive Decisions Headquarters 9140 Irvine Center Drive, Suite 200 Irvine, CA 92618 Tel: 949-870-1200 www.realestateconsulting.com Offices Irvine San Diego Sacramento Texas Florida Atlanta Chicago New England Washington D.C. Contact Information Steve Dutra Don Walker Senior Vice President | Research President (949) 870-1227 (858) 558-8384 ext. 154 steved@realestateconsulting.com dwalker@realestateconsulting.com Jody Kahn David Guarino Senior Vice President | Research Senior Research Analyst | Research (603) 235-5760 (949) 870-1211 jkahn@realestateconsulting.com dguarino@realestateconsulting.com

INDUSTRY OVERVIEW AND MARKET OPPORTUNITY

Industry Overview

Residential housing is the largest real estate asset class in the United States with a total value of approximately $20.2 trillion, according to the 2014 first quarter Federal Reserve Flow of Funds release. Since 1965, according to the U.S. Census Bureau, approximately one-third of this asset class has been rented and single-family homes currently comprise roughly one-third of all residential rental housing. Total housing inventory consists of 133 million units.

The following chart provides information about the inventory of U.S. housing as of March 2014 by unit.

U.S. Housing Inventory

Source: JBREC (U.S. Housing Analysis & Forecast Report), Q1 2014, published June 2014.

(1)	JBREC estimates using 2010 Census figures and data from American Community Survey / Housing Vacancy Survey.
(2)	Average of 1990 and 2000 Decennial Census.
(3)	JBREC extrapolation from Mortgage Bankers Association and Census data.
(4)	JBREC extrapolation from CoreLogic.
(5)	Assuming all delinquent borrowers have negative equity.

Note: Figures are not exact due to overlap (vacant homes with mortgages, etc.).

Market Opportunity

Single-family rental homes are a large and growing asset class, which has historically been managed by relatively small-scale, “mom and pop” owner-operators or by a limited number of local and regional property management organizations. More recently, the ownership profile of residential single-family rental homes has been shifting to larger investors and national owner-operators, including Starwood Waypoint Residential Trust, seeking to efficiently acquire large numbers of homes at attractive values, generate attractive rental cash flow streams and benefit from any potential home price appreciation.

After nearly a decade of solid home price appreciation from 1998 to 2006, which JBREC believes was in excess of underlying fundamentals in many markets, a significant over-correction occurred in the pricing of the single-family housing sector. Home prices declined approximately 35% in some of the largest U.S. housing markets, as measured by the non-seasonally adjusted CoreLogic Case-Shiller Composite 20 Home Price Index from its peak on July 1, 2006 to its trough on March 1, 2012. While national prices have begun to recover, with a 16% recovery through April 2014 off of the 28% peak to trough correction per JBREC’s Burns Home Value IndexTM, JBREC believes that a substantial number of non-performing residential mortgage loans will need to be resolved over the next five years, including through foreclosure, short sale or conversion through a bank deed-for-lease program. As a result, JBREC believes there may be the opportunity for experienced and well-capitalized operators to acquire large volumes of single-family rental homes and distressed non-performing residential mortgage loans at attractive pricing.

While single-family home prices are recovering, multi-family property prices have also been improving during the last few years and have surpassed levels seen during the peak of the market in late 2007 and early 2008, as measured by the NCREIF Index, published by the National Council for Real Estate Investment Fiduciaries.

Due to significant distress in the housing market and additional macroeconomic factors, demand for rental housing has been increasing at a strong rate. The rentership rate, which is generally the inverse of the homeownership rate, reached 35.2% in the first quarter of 2014 a level not seen since 1995. The ability to acquire single-family homes targeted for rental uses, at favorable prices combined with improving housing demand characteristics, may offer a significant opportunity to those with a scalable real estate management and acquisitions platform and access to capital.

JBREC believes that if homes are acquired at favorable prices, the return profile from current rental yields and potential for future home price appreciation is significant enough to encourage investment in the systems, structures and technologies that can make economies of scale possible, resulting in an opportunity for broader industry consolidation by larger and better-capitalized investors that are introducing a higher standard of institutional management to this asset class.

Supply of Housing

Following the eight-year period of solid price appreciation that ended in late 2006, home prices fell precipitously. From the peak in the third quarter of 2006 through the trough in the third quarter of 2011, the aggregate value of real estate owned by U.S. households declined by approximately $6.4 trillion or 28.6% (per the Federal Reserve Flow of Funds), an extraordinary reduction of value in the housing sector. This sudden decrease in home values has contributed to there being approximately 6.6 million home borrowers with negative equity or in some stage of delinquency as of the end of the first quarter of 2014, according to JBREC.

Foreclosure-related activity peaked in 2009 and has since begun to decline but is still substantially above historical averages since 2000. From September 2008 through April 2014, there were approximately 5 million completed loan foreclosures (according to CoreLogic). While an unprecedented number of foreclosures have occurred, a large number of delinquent loans remain outstanding. As of the end of the first quarter of 2014, approximately 3.5 million, or 8.3% of all mortgage loans (measured by loan count based on Mortgage Bankers Association data, which captures approximately 80% of all mortgages) in the nation are in some level of non-performance.

Non-Performing Residential Mortgage Loans (as of March 2014)

(Total: 4.4 million*)

Sources: Mortgage Bankers Association 1Q14 National Delinquency Survey.

*	JBREC estimate of entire non-performing residential mortgage loan market. Mortgage Bankers Association captures approximately 80% of all mortgages.

According to JBREC estimates, the number of distressed mortgages remains above historic norms. JBREC estimates that approximately 4.4 million non-performing residential mortgage loans existed at of the end of the first quarter of 2014. When compared to a normal period in the mortgage market, 1995 through 2005, there is a differential of 1.7 million non-performing residential mortgage loans.

Non-Performing Residential Mortgage Loans as a Percentage of Total Mortgages

Sources: Mortgage Bankers Association 1Q14 National Delinquency Survey and JBREC estimates.

The chart below illustrates the delinquency levels for the periods indicated. According to Mortgage Bankers Association data, a total of 3.5 million residential mortgage loans are currently non-performing.

U.S. Residential Mortgage Delinquency and Foreclosure Units

Source: Mortgage Bankers Association 1Q14 National Delinquency Survey.

Over the next five years, a substantial number of non-performing residential mortgage loans will need to be resolved, including through foreclosure, short sale or conversion through a bank deed-for-lease program. At the current rate of delinquency and non-performance, it appears that over 3.5 million homeowners in the United States will be affected. Even if only half of the delinquent or non-performing residential mortgage loans proceed through the foreclosure process or are sold through the short sale process, the supply of inventory available for acquisition would be significant, at approximately $353 billion, assuming a U.S. median home price of $201,500 as of April 2014.

In 2012 and early 2013, investors were able to purchase homes at prices below replacement cost to repair and rent. Replacement costs have been rising, with larger increases in labor and materials costs since the fourth quarter of 2012, driven in part by increased new home construction. JBREC’s proprietary monthly surveys of homebuilders across the country demonstrates that labor and materials costs for new construction increased by over 13% during the twelve months ended March 2014.

Supply of Distressed and Non-Performing Residential Mortgage Loans

In addition to directly acquiring single-family homes, there may be an opportunity for experienced and well-capitalized operators to acquire pools of distressed and non-performing residential mortgage loans at attractive pricing. Once a pool of distressed and non-performing residential mortgage loans is acquired, the loans can be modified and held, sold or converted into real estate owned homes through the foreclosure or other resolution process and rented or sold. JBREC measures the future pipeline of these distressed and non-performing residential mortgage loans by the count of shadow inventory. JBREC defines shadow inventory as currently delinquent homes, where the borrowers have not made payments for 30 or more days, that will be sold under distress and are not yet listed for sale. JBREC applied probabilities that the delinquent loans will require liquidation to arrive at the net shadow inventory number. Although many states have processed a large majority of the foreclosure inventory, which resulted from the housing downturn in the mid-late 2000’s, a number of states continue to have a large inventory due to their lengthy judicial foreclosure process. JBREC estimates that, while normal shadow inventory is 1.1 million units, the shadow inventory includes an additional 1.4 million units as of the first quarter of 2014.

National Shadow Inventory

Source: JBREC. Estimated months of shadow supply is calculated as: Shadow Inventory / (10-year average annual resale sales / 12).

Starwood Waypoint Residential Trust operates in several metro areas located in judicial foreclosure states, which still have a significant number of distressed and non-performing residential mortgage loans to work through. Although the estimated months of shadow inventory continues to trend downward, the inventory remains above normalized levels. JBREC believes that well capitalized buyers with existing infrastructure to service and handle large loan or real estate owned property portfolios will have a distinct competitive advantage in acquiring the loans.

Rental Market Demand Overview

Over the past few years, the U.S. rental housing market has begun a sustained recovery. In many markets, rental vacancies have fallen and rents have risen, even in areas hardest hit during the housing and economic downturn.

In addition to a growing trend of a mobile workforce, America is undergoing a shift in demographics. Core baby boomer households are becoming empty nesters, and the number of 25-34 year olds is growing at an accelerated pace, as members of “Generation Y” reach the stage of their lives when they would typically consider buying a home. In the context of high unemployment, labor insecurity and a desire to maintain mobility the more than 80 million members of “Generation Y,” defined as those born between 1980 and 1999, are likely to show a higher tendency to rent rather than own their homes. Additionally, the rising cost of college education and the corresponding burden of student loans leave many young people deep in debt and less willing or able to take on mortgage debt. JBREC forecasts that renter household growth will outpace owner household growth for 25-34 year olds through 2015, as shown in the chart below.

Owners Vs. Renters 25-34 Years Old

Source: U.S. Census Bureau, JBREC, February 2013.

The chart below illustrates the strength of the overall rental market (including both single-family and multi-family rental housing), which has seen increases in occupancy and rental rates despite the macroeconomic headwinds that the United States economy has been facing. According to the U.S. Census Bureau, out of the total 78 million family households in the United States, 32 million have two members, and are more likely candidates for multi-family rentals, whereas 46 million have three or more members, and are more likely candidates for single-family rentals. As shown on the right-axis below, rental occupancy percentages have been improving since 2006.

Single-Family and Multi-Family Rental Rate and Rental Occupancy

(as of December 31, 2012)

Source: U.S. Census Bureau, 2005-2012 American Community Surveys.

Note: December 31, 2012 data is most recent available, 2013 data will be released September 2014.

Single-Family Rental Demand

Many homeowners who have been displaced by the housing bubble are looking to live in a home with similar characteristics and amenities to their former home and, for this population, single-family rentals may present the best available option. In the wake of the worst housing downturn in history, renting has, in many cases, become more compelling for consumers. With the growth of the single-family rental market, these consumers are now offered alternative rental options.

While conventional multi-family and single-family homes seem to be natural competitors in the rental sector, each generally appeals to a different type of resident. The two rental markets are largely segmented by lifecycle. Singles, couples without children, people with roommates, newly divorced individuals and empty nesters dominate the multi-family market, because they tend to have smaller space needs, less demand for associated acreage and generally prefer denser, transit-centric submarkets. On the other hand, the single-family market (both owner-occupied and tenant-occupied) serves larger households that are primarily families with children, whose preferences tend to focus on the need for additional space, quality of schools and neighborhood safety.

Within the broader rental market, the single-family home rental segment has continued to maintain its relative market share compared to other types of rental housing. Two of the primary factors driving the increase in demand for single-family rental homes are constraints on home mortgage financing and the displacement of homeowners.

Relative Size of the Single-Family Rental Market

(as of December 31, 2012)

Source: U.S. Census Bureau, 2005-2012 American Community Surveys.

Note: December 31, 2012 data is most recent available, 2013 data will be released September 2014.

Constraints on Home Mortgage Financing

Even with the relative affordability of homes in 2014, many would-be home buyers—including some with no history of foreclosure—are finding it difficult to qualify for a mortgage. Lenders have reverted to more stringent underwriting standards (such as limitations on aggregate indebtedness and restrictions on the percentage of income allocable to mortgage payments) and require larger down payments, which together have made it difficult for many potential home buyers to obtain mortgage financing.

Displaced Owners Forced to Rent

In some cases, the shift from owning to renting is a function of foreclosure, short sales or other adverse credit or economic events. A home foreclosure, for example, can have a significant adverse effect on credit status and can limit the ability to obtain mortgage debt to finance future homeownership for up to seven years. Distressed owners are effectively converted to renters, many of whom prefer to live in a single-family home, which has characteristics and amenities similar to their former homes, as opposed to an apartment. Families renting single-family homes may be able to keep their children enrolled in the schools they are accustomed to and in proximity to friends and sports or recreational programs. In addition, single-family homes are frequently located in stable neighborhoods and include private yards for children and pets to play safely.

The recent drop and subsequent volatility in home prices (with its trough in March 2012 in some of the largest U.S. housing markets), constraints on mortgage lending, job volatility requiring greater geographic mobility, economic uncertainty, evolving demographics and expanded rental options are changing the way many Americans live and in some cases discouraging homeownership. Many people, who in the past might have become homeowners, are instead becoming long-term renters of single-family homes. According to JBREC, for every 1.0% decline in the homeownership rate, the occupants of approximately 1.1 million homes become prospective tenants. The U.S. Census Bureau reports the national homeownership rate was 64.8% in the first quarter of 2014, which is down from a peak of 69.2% in the fourth quarter of 2004.

National Homeownership Rate

Source: U.S. Census Bureau.

Note: 2014 is as of Q1 2014. Homeownership rate includes all types of homes, including single-family homes, condos, townhomes, 2+ unit buildings, manufactured homes, boats, and other (as defined by the U.S. Census Bureau).

Single-Family Home Prices

There was an over-correction in housing prices in certain housing markets, which led to home prices being significantly below replacement cost in many of these markets. As the economy gradually strengthens and the housing market returns to long-term pricing norms, or reverts to mean pricing levels, JBREC believes there is the potential for home price appreciation. As of April 30, 2014, Starwood Waypoint Residential Trust’s fourteen primary markets were located in Florida (Miami-Fort Lauderdale-Pompano Beach, FL MSA; Tampa-St. Petersburg-Clearwater, FL MSA; Orlando-Kissimmee-Sanford, FL MSA; Cape Coral-Fort Myers, FL MSA), Texas (Houston-Sugar Land-Baytown, TX MSA; Dallas-Fort Worth-Arlington, TX MSA), Georgia (Atlanta-Sandy Springs-Marietta, GA MSA), Colorado (Denver-Aurora-Lakewood, CO MSA), California (Oakland-Fremont-Hayward, CA MDiv; Riverside-San Bernardino-Ontario, CA MSA; Vallejo-Fairfield, CA MSA), Arizona (Phoenix-Mesa-Glendale, AZ MSA), Nevada (Las Vegas-Paradise, NV MSA) and Illinois (Chicago-Joliet-Naperville, IL MDiv).

The chart below illustrates the magnitude of the decrease in home prices in these fourteen markets and the subsequent rebound, which remains below the previous peak for all but Denver-Aurora-Lakewood MSA, Dallas-Fort Worth-Arlington MSA and Houston-Sugar Land-Baytown MSA. For example, home prices in the Houston-Sugar Land-Baytown MSA fell 3% from the previous peak to trough and have subsequently risen 17%.

Changes in Burns Home Value Index(1)(2)

(January 2002 to April 2014)

Source: JBREC, April 2014.

(1)	Previous peak occurred during 2005-2009 for all markets. Troughs occurred during 2010 or 2012 for all markets. Burns Home Value Index estimates all single-family home values in a market, not just recent transactions, except for Texas.
(2)	Other than Oakland, CA (MDiv), Chicago, IL (MDiv) and national, information provided for each market relates to the respective MSA.

Projections and Assumptions

The information prepared by JBREC contains projections regarding home price appreciation, employment growth, residential building permit activity, median household income, household formation and housing affordability conditions. JBREC has made these projections based on studying the historical and current performance of the residential housing market and applying JBREC’s qualitative knowledge about the residential housing market. The future is difficult to predict, particularly given that the economy and housing markets can be cyclical, subject to changing consumer and market psychology, and governmental policies related to mortgage regulations and interest rates. There will usually be differences between projected and actual results because events and circumstances frequently do not occur as expected, and the differences may be material. JBREC does not express any form of assurance that these projections will come true. See “Risk Factors—Risks Related to Our Business, Properties and Growth Strategies—The estimates, forecasts and projections relating to our markets prepared by JBREC are based upon numerous assumptions and may not prove to be accurate.”

Home Price Appreciation

The Burns Home Value Index seeks to provide a reasonable estimate of home value trends in an MSA. The index is calculated based on an Automated Valuation Model (AVM) or “electronic appraisal” of every home in the market, rather than just the small sample of homes that are actually transacting. The index provides an estimate of home value trends by analyzing transactions as they are negotiated, not closed, which eliminates the data lag embedded in other home value indices that are based only on completed transactions. An AVM calculation is not used in non-disclosure price states such as Texas, where we use other indexes to estimate home value trends. The index does not measure the change in the median price of homes sold, which may be subject to the mix of homes being sold and differences by geography. Appreciation projections are highly dependent on JBREC’s assumptions of job growth by market and mortgage rates staying below 5.25% through 2016.

Employment Growth

JBREC forecasts the Bureau of Labor Statistics’ wage and salary employment totals. Employment growth conditions vary by market, but JBREC believes that an economic recovery that involves global debt reduction is likely to be a slow-growth recovery. Among other things, JBREC has assumed that the economy is gradually expanding, albeit at a slower pace than prior economic recoveries.

Median Household Income

JBREC’s household income forecasts assume generally improving job growth, and assume that incomes are generally rising after declining during the recent economic downturn. As with job growth, the recovery in the rate of household income growth is generally expected to occur at a slower pace in the near term than in previous economic recoveries.

Household Formation

JBREC’s household formation forecasts are based on forecasted changes in population, as well as a return to more normal headship rates, or the percentage of people in an age group who head a household. Headship rates fell for nearly all age groups from 2000 to 2010, particularly in the younger age groups, mostly caused by the economic distress in the latter half of the last decade. JBREC’s forecasts assume immigration that occurs at levels consistent with the 2000s and continued growth in multi-generational families.

JBREC expects that the generation of people under 35 years old in 2010 will be 5% less likely to own a home than “normal” and will rent instead. Higher personal debt levels, including but not limited to record high student loan debt, will result in high debt-to-income ratios which will prevent some households from qualifying for mortgages. In addition, JBREC recognizes that the United States has become a more mobile society, which will cause a small increase in the percentage of households who choose to rent. JBREC defines ‘‘normal’’ homeownership rates as equivalent to 2000 levels, when the housing market was less volatile and many economic variables were near historical averages.

Markets

As of April 30, 2014, Starwood Waypoint Residential Trust’s fourteen primary markets were located in Florida (Miami-Fort Lauderdale-Pompano Beach, FL MSA; Tampa-St. Petersburg-Clearwater, FL MSA; Orlando-Kissimmee-Sanford, FL MSA; Cape Coral-Fort Myers, FL MSA), Texas (Houston-Sugar Land-Baytown, TX MSA; Dallas-Fort Worth-Arlington, TX MSA), Georgia (Atlanta-Sandy Springs-Marietta, GA MSA), Colorado (Denver-Aurora-Lakewood, CO MSA), California (Oakland-Fremont-Hayward, CA MDiv; Riverside-San Bernardino-Ontario, CA MSA; Vallejo-Fairfield, CA MSA), Arizona (Phoenix-Mesa-Glendale, AZ MSA), Nevada (Las Vegas-Paradise, NV MSA) and Illinois (Chicago-Joliet-Naperville, IL MDiv).

The following tables provide summaries of demographic, economic and housing data and estimates, forecasts and projections for our fourteen primary markets as of and for the period indicated.

Demographic and Economic Data

	Atlanta, GA MSA	Chicago, IL MDiv.	Dallas- Fort Worth, TX MSA	Denver, CO MSA	Cape Coral, FL MSA	Houston, TX MSA	Las Vegas, NV MSA	Miami, FL MSA	Oakland, CA MDiv.	Orlando, FL MSA	Phoenix, AZ MSA	Riverside- SB, CA MSA	Tampa, FL MSA	Vallejo, CA MSA	National
Population Total, millions(1)	5.4	7.9	6.6	2.6	0.6	6.2	2.0	5.8	2.6	2.2	4.3	4.4	2.8	0.4	315.3
MSA/MDiv Rank by Population(1)	8	3	4	23	100	5	38	7	24	31	12	13	19	142	n/a
Average Annual Population Growth Forecast (2014 to 2016)(2)(3)	1.5%	0.3%	2.1%	1.7%	3.0%	1.8%	2.3%	1.4%	0.7%	2.4%	2.0%	1.1%	1.0%	0.6%	n/a
Unemployment Rate Apr. 2014(4)	6.5%	7.4%	4.7%	5.4%	5.3%	4.6%	7.4%	5.8%	5.9%	5.4%	5.3%	8.3%	5.9%	7.0%	6.3%
Average Annual Employment Growth Forecast (2014 to 2016)(2)	2.7%	1.6%	3.0%	3.1%	3.3%	3.2%	2.6%	2.2%	2.7%	3.1%	2.5%	1.9%	2.4%	1.8%	1.8%
Total Households, millions (2013)(3)	2.0	2.9	2.5	1.1	0.3	2.2	0.8	2.1	0.9	0.8	1.6	1.4	1.2	0.1	119.1
Average Annual Household Growth Forecast (2014 to 2016)(2)(3)	1.8%	0.6%	2.4%	2.1%	3.5%	2.1%	2.5%	1.5%	1.0%	2.5%	2.5%	1.7%	1.2%	0.7%	n/a
Median Household Income (2013)(3)	$57,340	$61,390	$58,890	$62,810	$47,320	$58,870	$51,110	$48,680	$73,690	$48,510	$53,890	$53,880	$46,460	$67,640	n/a
Average Annual Median Income Growth Forecast (2014 to 2016)(2)(3)	2.4%	2.3%	2.7%	2.6%	2.5%	2.2%	2.2%	2.9%	2.4%	1.7%	2.7%	2.8%	3.1%	4.0%	n/a

(1)	Source: U.S. Census Bureau.
(2)	Source: JBREC estimate; actual values may differ materially from those estimated.
(3)	Sources: Moody’s Analytics, JBREC.
(4)	Source: Bureau of Labor Statistics.

Housing Data

	Atlanta, GA MSA	Chicago, IL MDiv.	Dallas- Fort Worth, TX MSA	Denver, CO MSA	Cape Coral, FL MSA	Houston, TX MSA	Las Vegas, NV MSA	Miami, FL MSA	Oakland, CA MDiv.	Orlando, FL MSA	Phoenix, AZ MSA	Riverside- SB, CA MSA	Tampa, FL MSA	Vallejo, CA MSA	National
Total Housing Units, millions(1)	2.2	3.2	2.5	1.1	0.4	2.4	0.8	2.5	1.0	1.0	1.8	1.5	1.4	0.2	132.5
Median Resale Home Price (Dec 2013)(2)	$146,469	$190,000	$183,327	$260,000	$157,500	$187,400	$178,000	$232,016	$480,000	$158,000	$194,650	$257,000	$135,000	$270,000	$197,700
Total Market Value, billions(1)	$256	$516	$273	$189	$35	$251	$67	$326	$150	$89	$199	$198	$126	$23	$17,957
Number of Resale Homes Sold(2)
2013	89,778	113,700	85,070	56,358	21,925	80,893	46,209	124,231	32,425	41,289	96,146	64,707	57,148	5,965	5,090,000
2012	76,669	81,651	71,598	46,035	20,620	68,643	47,733	108,129	33,750	38,238	99,984	65,666	49,417	6,566	4,660,000
2011	63,559	62,865	61,033	37,372	22,309	58,854	50,031	100,034	31,000	36,664	97,248	64,626	43,480	6,526	4,260,000
2010	66,740	61,347	60,924	36,656	22,687	56,807	46,515	88,497	30,652	35,627	88,051	68,552	38,586	6,309	4,190,000
Percent Change in Burns Home Value Index, Peak to Trough(3)	-34%	-34%	-4%	-11%	-60%	-3%	-62%	-50%	-42%	-52%	-52%	-54%	-47%	-59%	-27%
Percent Change in Burns Home Value Index™, Trough to Current (Apr 2014)(3)	24%	10%	14%	20%	44%	17%	52%	32%	46%	31%	46%	44%	26%	51%	17%
Average Annual Burns Home Value Index™ Appreciation Forecast (2014 to 2016)(3)	8.3%	6.8%	5.1%	5.4%	6.4%	6.2%	7.2%	8.0%	8.6%	6.6%	3.8%	7.7%	5.2%	10.4%	5.0%
Single-Family Rental Vacancy Rates (Apr. 2014)(4)	9.2%	5.0%	6.5%	3.4%	14.0%	9.0%	5.2%	6.9%	4.6%	9.1%	6.5%	6.3%	10.3%	5.6%	6.3%
Single-Family Average Rental Rate (Apr. 2014)(4)	$1,054	$1,443	$1,158	$1,333	$1,111	$1,230	$1,082	$1,630	$2,173	$1,122	$1,084	$1,351	$1,135	$1,457	$1,266
Rentership Rate (2014-Q1)(5)	39.7%	32.2%	41.1%	36.4%	n/a	39.8%	49.4%	40.5%	n/a	32.9%	36.8%	44.5%	33.1%	n/a	35.2%
Shadow Inventory Estimate (2013-4Q)(3)	70,528	122,161	62,744	14,892	9,326	48,357	24,171	111,325	12,507	38,203	25,978	34,623	50,900	2,982	2,916,456
Shadow Inventory Estimate as a % of Total Housing Units (2013-4Q)(1)(3)	3.2%	3.9%	2.5%	1.4%	2.5%	2.0%	2.8%	4.5%	1.3%	4.0%	1.4%	2.3%	3.7%	1.9%	2.2%
Total New Home Replacement Cost to Median Resale Price Ratio Per Square Feet (2013)(6)	140%	102%	115%	105%	164%	121%	116%	106%	78%	140%	122%	122%	140%	113%	n/a

(1)	Source: U.S. Census Bureau, 2012 American Community Survey 1-Year Estimates.
(2)	Sources: Texas A&M Real Estate Center (Dallas-Fort Worth, Houston), DataQuick (Atlanta, Chicago, Fort Myers, Denver, Las Vegas, Miami, Oakland, Orlando, Phoenix, Riverside-San Bernardino, Tampa & Vallejo), NAR (National).
(3)	Source: JBREC. For the Burns Home Value Index note that peak occurred during 2005-2009 for all markets. Trough occurred during 2010 or 2012 for all markets. Burns Home Value Index estimates home values in a market, not just recent transactions except for Texas.
(4)	Source: RentRange. Vacancy Rates are based on a custom calculation using the last published data from the U.S. Census Bureau. Includes combined single and multi-family vacancy rates. National data is weighted average of the median values for all metros covered by RentRange.
(5)	Source: U.S. Census Bureau. Chicago value covers the entire MSA.
(6)	Source: The Total New Home Replacement Cost to Median Resale Price Ratio per square foot is calculated by dividing the Total Replacement Cost Per Square Foot by the Median Resale Price per square foot. The ratio for replacement cost is based upon a square foot comparison to account for the fact that in most markets, there is a difference in the median resale home size and the median new home size. The average median new home size is about 400 square feet larger than the median resale home size within the MSA’s and MDiv’s analyzed in this study. The JBREC Total New Home Replacement Cost estimates are for 2013. The estimate is based on each MSA’s or MDiv’s median new home size and direct construction cost estimate, and includes a finished lot value estimate (lot ratio that varies by market multiplied by the median new home price), estimated fees at permit by MSA or MDiv. (may vary greatly by city or other jurisdiction within an MSA or MDiv.), option construction costs (65% of estimated options revenue), indirect construction costs at $2 per square foot, financing costs at 3% of the median new home price (revenue), property tax and misc. carry costs at 1.0% to 1.5% of house price, selling, general and administrative (SG&A) costs of 11% of revenue and developer profit of 8% of revenue. Miami and Dallas total new home replacement cost to median resale price ratio is for the MDiv. only not the full MSA.

About this Market Study

This market study was prepared in July 2014 in connection with this offering by John Burns Real Estate Consulting, LLC (“JBREC”). Founded in 2001, JBREC is an independent research provider and consulting firm focused on the housing industry. The market study contains forward-looking statements which are subject to uncertainty.

The estimates, forecasts and projections prepared by JBREC are based upon numerous assumptions and may not prove to be accurate. This market study contains estimates, forecasts and projections that were prepared by JBREC, a real estate consulting firm. The estimates, forecasts and projections relate to, among other things, home value indices, payroll employment growth, median household income, and household formation. No assurance can be given that these estimates are, or that the forecasts and projections will prove to be, accurate. These estimates, forecasts and projections are based on data (including third-party data), significant assumptions, proprietary methodologies and the experience and judgment of JBREC. No assurance can be given regarding the accuracy or appropriateness of the assumptions and judgments made, or the methodologies used, by JBREC. The application of alternative assumptions, judgments or methodologies could result in materially less favorable estimates, forecasts and projections than those contained in this market study. Other real estate experts have different views regarding these forecasts and projections that may be more positive or negative, including in terms of the timing, magnitude and direction of future changes.

The forecasts and projections are forward-looking statements and involve risks and uncertainties that may cause actual results to be materially different from the projections. JBREC has made these forecasts and projections based on studying the historical and current performance of the residential housing market and applying JBREC’s qualitative knowledge about the residential housing market. The future is difficult to predict, particularly given that the economy and housing markets can be cyclical, subject to changing consumer and market psychology, geo-political events and governmental policies related to mortgage regulations and interest rates. There will usually be differences between projected and actual outcomes, because events and circumstances frequently do not occur as expected, and the differences may be material. Accordingly, the forecasts and projections included in this market study might not occur or might occur to a different extent or at a different time. For the foregoing reasons, JBREC cannot provide any assurance that the estimates, forecasts and projection, including third-party data, contained in this market study are accurate, actual outcomes may vary significantly from those contained or implied by the forecasts and projections, and you should not place undue reliance on these estimates, forecasts and projections.